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                             March 17, 2023

       Joseph D. Gangemi
       Chief Financial Officer
       Malvern Bancorp, Inc.
       42 East Lancaster Avenue
       Paoli, PA 19301

                                                        Re: Malvern Bancorp,
Inc.
                                                            Preliminary Proxy
Statement
                                                            Filed March 9, 2023
                                                            File No. 000-54835

       Dear Joseph D. Gangemi:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Preliminary Proxy Statement

       Where you can find more information, page 150

   1. It appears that First Bank has not yet filed its 10-K with the FDIC. Please confirm once the 10-K has been filed
and update accordingly.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph D. Gangemi
Malvern Bancorp, Inc.
March 17, 2023
Page 2



       You may contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 if
you have questions.



FirstName LastNameJoseph D. Gangemi                     Sincerely,
Comapany NameMalvern Bancorp, Inc.
                                                        Division of Corporation
Finance
March 17, 2023 Page 2                                   Office of Finance
FirstName LastName